Filed pursuant to Rule 424(b)(3)

Registration No. 333-292417

PROSPECTUS

212,000,000 Ordinary Shares

ENLIVEX THERAPEUTICS LTD.

This prospectus relates to the resale by the selling shareholders named in this prospectus (each, a “Selling Shareholder,” and, collectively, the “Selling Shareholders”) from time to time of up to an aggregate of 212,000,000 ordinary shares, par value NIS 0.40 per share (the “ordinary shares”) in amounts, at prices and on terms that will be determined at the time of any such resale. The ordinary shares being registered for resale hereunder comprise (i) 210,108,768 ordinary shares acquired by the Selling Shareholders in a private placement consummated in December 2025 and (ii) 1,891,232 ordinary shares issuable upon the exercise of pre-funded warrants acquired by certain of the Selling Shareholders in such private placement. We are registering the ordinary shares for resale hereunder in accordance with our obligations under a registration rights agreement entered into between us and the Selling Shareholders.

Our ordinary shares are traded on the Nasdaq Capital Market and the Tel Aviv Stock Exchange under the symbol “ENLV.” The last reported sale price of our ordinary shares on the Nasdaq Capital Market, which is the primary exchange for our shares, based on average daily trading volume, on January 5, 2026 was $0.7814 per share. The last reported sale price of our ordinary shares on the Tel Aviv Stock Exchange on January 1, 2026 was NIS 2.35 or $0.74 per share (based on the exchange rate reported by the Bank of Israel on the same day).

The Selling Shareholders are not obligated to sell any ordinary shares. The Selling Shareholders named in this prospectus and any of their pledgees, donees, transferees, assignees and other successors-in-interest, may offer or resell the ordinary shares offered hereby from time to time through public or private transactions at prevailing market prices, at prices related to prevailing market prices or at privately negotiated prices. The Selling Shareholders will bear all commissions and discounts, if any, attributable to the sale of the ordinary shares offered hereby. We will bear all costs, expenses and fees associated with the registration of the securities covered by this prospectus. For additional information on the methods of sale that may be used by the Selling Shareholders, and the fees and expenses in connection therewith, see “Plan of Distribution” beginning on page 22 of this prospectus.

We may amend or supplement this prospectus from time to time by filing amendments or supplements as required. You should read this entire prospectus and any amendments or supplements thereto carefully before you make your investment decision

We are a “foreign private issuer” as defined under the U.S. federal securities laws and, as such, may elect to comply with certain reduced public company disclosure and reporting requirements.

Investing in our securities involves risks. See “RISK FACTORS” beginning on page 8 for information you should consider before investing in our securities.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is January 2, 2026

i

About This Prospectus

This prospectus is part of a “shelf” registration statement on Form F-3 that we filed with the SEC. Under this shelf registration statement, the Selling Shareholders may, from time to time, sell the ordinary shares described in this prospectus in one or more offerings through any means described in the section entitled “Plan of Distribution.” Additional or more specific terms of transactions in which the Selling Shareholders offer and sell ordinary shares may be provided in a prospectus supplement that describes, among other things, the specific amounts and prices of the ordinary shares being offered and the terms of the offering. The prospectus supplement may also add, update or change the information contained in this prospectus. Any statement that we make in this prospectus will be modified or superseded by any inconsistent statement made by us in a prospectus supplement. You should read carefully both this prospectus, any prospectus supplement and any free writing prospectus related to the applicable offering that is prepared by us or on our behalf or that is otherwise authorized by us, together with additional information described under the heading “Where You Can Find More Information.”

You should rely only on the information contained or incorporated by reference in this prospectus, any prospectus supplement and any free writing prospectus related to the applicable offering of ordinary shares that is prepared by us or on our behalf or that is otherwise authorized by us and the Selling Shareholders. Neither we nor the Selling Shareholders have authorized any other person to provide you with different information. You must not rely upon any information or representation not contained or incorporated by reference in this prospectus, any accompanying prospectus supplement or any free writing prospectus that is prepared by us or on our behalf or that is otherwise authorized by us and the Selling Shareholders. This prospectus and any accompanying supplement to this prospectus do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the registered securities to which they relate, nor do this prospectus and any accompanying supplement constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. You should not assume that the information contained in this prospectus and any accompanying prospectus supplement is accurate on any date subsequent to the date set forth on the front of this prospectus and such accompanying prospectus supplement or that any information we have incorporated by reference is correct on any date subsequent to the date of the document incorporated by reference, even though this prospectus and any accompanying prospectus supplement are delivered, or securities sold, on a later date.

References in this prospectus to the “Registrant,” the “Company,” “Enlivex,” “we,” “us” and “our” refer to Enlivex Therapeutics Ltd., a company organized under the laws of the State of Israel, and its consolidated subsidiaries, unless the context requires otherwise.

ii

Prospectus Summary

This prospectus summary highlights selected information appearing elsewhere in this prospectus and in documents we file with the SEC that are incorporated by reference in this prospectus. Because it is a summary, it may not contain all of the information that may be important to you. To understand this offering fully, you should read this entire prospectus carefully, including the information incorporated by reference herein, the information set forth under the heading “Risk Factors” and our financial statements and the related notes thereto incorporated by reference in this prospectus.

Overview

Clinical Operations

We are a clinical-stage macrophage reprogramming company, developing AllocetraTM, a universal, off-the-shelf cell therapy designed to reprogram macrophages into their homeostatic state. Resetting non-homeostatic macrophages into their homeostatic state is critical for immune system rebalancing and resolution of debilitating and life-threatening conditions. Non-homeostatic macrophages contribute significantly to the severity of the respective diseases. By restoring macrophage homeostasis, Allocetra™ has the potential to provide a novel immunotherapeutic mechanism of action for debilitating and life-threatening clinical indications that are defined as “unmet medical needs,” as a stand-alone therapy or in combination with leading therapeutic agents.

We believe our primary innovative immunotherapy, Allocetra™, represents a paradigm shift in macrophage reprogramming, moving from targeting a specific subset of macrophages or a specific pathway affecting macrophage activity, to a fundamental view of macrophage homeostasis. Restoring macrophage homeostasis may induce the immune system to rebalance itself to normal levels of operation, thereby promoting disease resolution.

We are focused on osteoarthritis as our main inflammatory indication. Osteoarthritis is a degenerative joint disease, characterized by low-grade inflammation, that affects more than 32.5 million adults in the United States. Treatment of osteoarthritis represents a substantial unmet medical need, particularly non-invasive treatments, as current therapeutic options are largely limited to pain management, lifestyle modifications, and, ultimately, joint replacement surgery. We believe that negatively reprogrammed macrophages may be key contributors to disease severity in osteoarthritis and that the effective reprogramming of these negatively reprogrammed macrophages into their respective homeostatic states may facilitate disease resolution.

On November 24, 2025, we announced positive six-month efficacy data from the Phase IIa stage of our randomized, multi-country Phase I/II Allocetra™ trial (ENX-CL-05-001) in patients with moderate to severe knee osteoarthritis (OA). The six-month follow-up has now been completed for all patients. The results re-affirm the three-month data reported previously and substantiate the identification of an age-related primary OA responder population.

Summary of the Six-Month Topline Data - Phase IIa Stage of Moderate to Severe Knee OA Trial

On August 18, 2025, we announced the three-month topline data from the Phase IIa stage of our randomized, multi-country Phase I/II Allocetra™ trial (ENX-CL-05-001) in patients with moderate to severe knee OA, reporting that Allocetra™ demonstrated, in the primary age group (60+), substantial reduction in pain and improvement in function across multiple efficacy endpoints that were evaluated, compared to placebo. The analysis revealed a robust positive correlation between patients’ age and the magnitude of the clinical effect and its statistical significance.

As announced on November 24, 2025, at six months, Allocetra™ continued to demonstrate substantial and durable reduction in pain and improvement in function across multiple efficacy endpoints evaluated in the same primary age group (60+), as compared to placebo. These findings are consistent with the three-month observations, as well as the robust positive correlation between patients’ age and the magnitude of the clinical effect and its statistical significance.

Allocetra™ demonstrated a clinically meaningful improvement in pain and function, a composite endpoint which we expect will be a key endpoint in the follow-up pivotal studies, reaching statistical significance at three-month at age 60+ (-26.8 points in the AllocetraTM treated group versus -13.4 points in the placebo group, corresponding to 99% improvement over the placebo group (scale 0-100; p=0.008), and at six-month at age 61+ (-27.8 points in the AllocetraTM treated group versus -15.4 points in the placebo group corresponding to 80% improvement over the control group (scale 0-100; p=0.02)).

Allocetra™ continued to demonstrate a favorable safety profile through the six-month follow-up, consistent with the previously reported three-month data.

Treasury Strategy

On November 24, 2025, in connection with the Private Placement (as defined below) we announced the launch of our digital asset treasury strategy, pursuant to which we plan to engage in a number of strategic initiatives predominantly to acquire the RAIN governance token (“RAIN”), together with certain other digital assets. We entered into the Asset Management Agreement (as defined below) to guide us through the implementation of our new digital asset treasury business. We intend to pursue our new digital asset treasury strategy together with our existing clinical operations focused on the development of AllocetraTM, as described further below.

Under our new digital asset treasury strategy, the principal holding in our treasury reserve on the balance sheet will be allocated to digital assets, primarily RAIN. We currently intend for our digital asset treasury strategy to be primarily dedicated to RAIN. As a result, our treasury reserve assets are highly concentrated in a single digital asset. Adverse developments specific to RAIN, its protocol, or its ecosystem could have a disproportionate impact on our financial condition and results of operations. To the extent available, we may utilize a range of capital markets and on-chain strategies, including staking, restaking, liquid staking, and participation in decentralized finance (“DeFi”) protocols in our efforts to enhance returns on our holdings of RAIN. We cannot assure you that any such strategies will be available to us or, if they are available, successfully employed to enhance returns.

In addition to operating our clinical-stage macrophage reprogramming immunotherapy business focused on the development of AllocetraTM, our management will focus its resources on our digital asset treasury strategy.

Our digital asset treasury strategy is intended to bring value to our shareholders through the following:

●	Utilizing intelligent capital markets issuances, including the issuance of equity, where we may issue capital for the benefit of shareholders to purchase and hold more RAIN;

●	Staking (and where possible restaking), in each case if and to the extent available, RAIN in our treasury to earn a staking yield and turn the treasury into a productive asset;

●	Liquid staking a portion of the RAIN in our treasury to enable us to receive staking rewards while simultaneously receiving liquid tokens that may be utilized for additional treasury operations, liquidity management, and risk-adjusted yield opportunities;

●	Utilizing DeFi tools to increase the effective yield of our RAIN holdings and increase the capital efficiency of our treasury reserve assets; and

●	Selling our RAIN holdings, whether on the open market, through block trades, or other negotiated transactions, at such times as we may deem sales appropriate or advantageous.

RAIN is a fully automated, permissionless and trustless protocol where users can participate without any intermediaries or gatekeepers. We believe that RAIN has long-term utility, scarcity characteristics through its deflationary buy back and burn mechanism, and promising ecosystem growth prospects.

There can be no assurance that the value of RAIN will increase, and investors should carefully consider the risks associated with digital assets.

How We May Earn Staking Rewards

To potentially earn yields, we intend to delegate our RAIN to third-party DeFi platforms on Arbitrum, as the RAIN protocol currently has no native in-protocol staking or other delegation system. We intend to keep the RAIN purchased pursuant to our digital asset treasury strategy held by third-party custodians. We intend to hold our RAIN primarily in qualified custodial accounts and may from time to time supply a portion to DeFi protocols on Arbitrum for yield generation, such as liquidity provision in prediction markets or other protocol-supported activities where available. We plan to maintain a strict long-only exposure (i.e., we do not intend to short RAIN, borrow against it to create leveraged or synthetic downside positions, or engage in any strategy that would reduce our net economic exposure to RAIN upside). We believe that our strategy will benefit indirectly from the RAIN protocol’s deflationary mechanics, whereby a portion of trading volume on the platform is used to buy back and burn RAIN tokens, potentially increasing scarcity and value accrual to holders over time.

How We Manage Liquidity

We acknowledge that certain DeFi strategies (such as liquidity provision in prediction or options markets) may impose withdrawal delays, impermanent loss risks, or position-specific restrictions depending on the protocol. We intend to factor these into our overall liquidity and risk management framework.

RAIN supplied to protocol markets or positions can typically be withdrawn on-demand or within short protocol-specific delays (often near-instantaneous under normal conditions on Arbitrum); however, high network congestion, unresolved market disputes, arbitration processes, or smart contract restrictions could extend this period. To mitigate liquidity risk, we intend to maintain a portion of our treasury in uncommitted, fully liquid RAIN and cash equivalents (such as stablecoins) to meet short-term obligations, as well as to provide reasonable funding for our clinical development of AllocetraTM.

From time to time, we may provide liquidity or participate in markets on the RAIN protocol to earn trading fees, secondary market spreads, or any available protocol incentives, all while benefiting from the ongoing token burn mechanism.

Use of Custodians and Storage of RAIN

We intend to solely utilize third-party qualified custodians to hold our RAIN, other than the portion of our RAIN, if any, directly supplied to DeFi protocols. We do not plan to self-custody any of our RAIN. We intend to use qualified custodians that employ risk management and operational best practices related to hot vs. cold storage, access controls, custody technology, and insurance, among other practices.

Our primary custodians will generally maintain the vast majority of custodied assets in cold storage (>95%), with hot wallets used only for limited operational needs. Custodians employ SOC 2-audited security controls, geographic redundancy, multi-person approval processes, and conduct key-generation ceremonies in offline, secure facilities. Private keys are never exposed to networked devices. Custodians maintain insurance coverage, which is in addition to policies we maintain ourselves. Our qualified custodians will not be permitted to rehypothecate or otherwise use our RAIN for their own purposes.

Use of DeFi Protocols

We may from time to time interact with DeFi protocols, including the RAIN prediction markets protocol itself or related Arbitrum-based venues, either directly or indirectly through liquidity provision, market creation/participation, or other yield-generating activities. We intend to conduct any such interactions on a long-only basis with the goal of increasing our effective RAIN-per-share over time through a combination of direct protocol usage and indirect benefits from the deflationary buy-and-burn mechanism. DeFi protocols generally rely on open-source smart contracts deployed on public blockchains, including Arbitrum, on which the RAIN protocol has been built. While these smart contracts are intended to operate automatically according to their code, they may contain coding errors, vulnerabilities, or design flaws that can be exploited. We intend to actively evaluate DeFi and prediction market opportunities involving RAIN to enhance treasury productivity where risk-adjusted returns are attractive, while maintaining robust risk management practices.

RAIN - The Token of the RAIN Ecosystem

RAIN is the native governance and utility token of RAIN, a fully decentralized prediction markets and options protocol built on Arbitrum (with cross-chain support). Launched in 2025, RAIN has stated a maximum supply of approximately 1.14 trillion tokens (with circulating supply progressively increasing). According to RAIN, the token follows a deflationary model where 2.5% of platform trading volume is allocated to automatically buy back and burn RAIN, reducing supply over time based on protocol activity. There is no native proof-of-stake mechanism on the RAIN protocol, inflationary emissions for staking, validators, restaking, or liquid-staked derivatives. Yield for holders is primarily indirect through token burns (value accrual from increased scarcity) and governance participation via the RAIN decentralized autonomous organization (“DAO”), supplemented by any opportunistic DeFi activities such as liquidity provision or market participation that generate fees.

How RAIN is Used

RAIN is used for governance through the protocol’s DAO, where holders can propose and vote on upgrades, parameters, and certain other matters. It also benefits from the deflationary burn tied to platform volume.

The RAIN Ecosystem

Rain operates as a permissionless “Uniswap of prediction markets” on Arbitrum, enabling anyone to create public or private markets for forecasting events, options trading, or custom outcomes. Public markets are resolved via an integrated AI oracle, with disputes handled by decentralized arbitration. The protocol features a user-friendly experience, and strong emphasis on decentralization.

Regulations

Depending on the regulatory characterization of RAIN, the markets for cryptocurrency in general, and our activities in particular, our business and our RAIN acquisition strategy may be subject to regulation by one or more regulators in the United States and globally. Ongoing and future regulatory actions may alter, to a materially adverse extent, the nature of digital assets markets, the participation of industry participants, including service providers and financial institutions in these markets, and our ability to pursue our digital asset treasury strategy. Additionally, U.S. state and federal and foreign regulators and legislatures have taken action against industry participants, including digital assets businesses, and enacted restrictive regimes in response to adverse publicity arising from hacks, consumer harm, or criminal activity stemming from digital assets activity. U.S. federal and state energy regulatory authorities are also monitoring the total electricity consumption of cryptocurrency mining, and the potential impacts of cryptocurrency mining to the supply and dispatch functionality of the wholesale grid and retail distribution systems. Many state legislative bodies have passed, or are actively considering, legislation to address the impact of cryptocurrency mining in their respective states.

The Commodities Futures Trading Commission (the “CFTC”) takes the position that some digital assets fall within the definition of a “commodity” under the Commodities Exchange Act of 1936, as amended (the “CEA”). Under the CEA, the CFTC has broad enforcement authority to police market manipulation and fraud in spot digital assets markets in which we may transact. Beyond instances of fraud or manipulation, the CFTC generally does not oversee cash or spot market exchanges or transactions involving digital asset commodities that do not utilize margin, leverage, or financing. In addition, CFTC regulations and CFTC oversight and enforcement authority apply with respect to futures, swaps, other derivative products and certain retail leveraged commodity transactions involving digital asset commodities, including the markets on which these products trade. In addition, event contracts are likely deemed to be derivatives by the CFTC, and the CFTC has taken the position that prediction market platforms need to register as Designated Contract Markets (“DCMs”) or they need to qualify for an exemption. If the CFTC determines that the protocol has failed to register as a DCM or fails to qualify for an exemption, the CFTC could assert that the prediction market is an illegal off-exchange options market, which may subject the protocol to litigation, enforcement actions, penalties, a forced shutdown and referrals to criminal authorities that may lead to criminal liability.

Additionally, many U.S. states view prediction markets as gambling, which triggers state licensing obligations. Failing to register may lead to litigation, enforcement actions and criminal risks, and may lead to an order to cease to operate. Certain U.S. states prohibit gambling altogether, and operating an illegal gambling business could lead to penalties and felony charges. In addition, federally recognized Indian tribes may similarly assert that prediction markets constitute gambling activities and therefore are subject to their sovereign regulatory authority, which may lead to litigation. Numerous foreign jurisdictions also impose strict prohibitions or licensing regimes for gambling, and may classify prediction markets as illegal gambling, subjecting the platform to further risks of litigation, penalties, enforcement actions or a forced shutdown.

In addition, the regulatory definitions of “decentralization” are uncertain and developing, and whether a project is “decentralized” often is a matter of degree. If the protocol is determined by a regulator to not be a decentralized platform, the protocol, and those involved in its operation, may face significant regulatory risks.

Further, because transactions in RAIN provide a degree of anonymity, they are susceptible to misuse for criminal activities, such as money laundering. This misuse, or the perception of such misuse, could lead to greater regulatory oversight of RAIN and RAIN platforms, and there is the possibility that law enforcement agencies could close RAIN platforms or other RAIN-related infrastructure with little or no notice and prevent users from accessing or retrieving RAIN held via such platforms or infrastructure.

As noted above, activities involving RAIN and other digital assets may fall within the jurisdiction of more than one financial regulator and various courts and such laws and regulations are rapidly evolving and increasing in scope. The laws and regulations applicable to RAIN and digital assets are evolving and subject to interpretation and change.

Governments around the world have reacted differently to digital assets; certain governments have deemed them illegal, and others have allowed their use and trade without restriction, while in some jurisdictions, such as in the United States, digital assets are subject to overlapping, uncertain and evolving regulatory requirements.

As digital assets have grown in both popularity and market size, the U.S. Executive Branch, Congress and a number of U.S. federal and state agencies, including the Financial Crimes Enforcement Network, the CFTC, the SEC, the Financial Industry Regulatory Authority, the Consumer Financial Protection Bureau, the Department of Justice, the Department of Homeland Security, the Federal Bureau of Investigation, the Internal Revenue Service and state financial regulators, have been examining the operations of digital asset networks, digital asset users and digital asset exchanges, with particular focus on the extent to which digital assets can be used to violate state or federal laws, including to facilitate the laundering of proceeds of illegal activities or the funding of criminal or terrorist enterprises, and the safety and soundness and consumer-protective safeguards of exchanges or other service-providers that hold, transfer, trade or exchange digital assets for users. Many of these state and federal agencies have issued consumer advisories regarding the risks posed by digital assets to investors. In addition, federal and state agencies, and other countries have issued rules or guidance regarding the treatment of digital asset transactions and requirements for businesses engaged in activities related to digital assets.

Recent Developments

Securities Purchase Agreement

On November 24, 2025, we entered into a securities purchase agreement (the “Securities Purchase Agreement”) with Selling Shareholders, pursuant to which we agreed to sell and issue to the Selling Shareholders in a private placement (the “Private Placement”) an aggregate of 212,000,000 ordinary shares or pre-funded warrants in lieu of Shares to purchase ordinary shares (the “Pre-Funded Warrants”) at a purchase price of $1.00 per ordinary share or $0.999 per Pre-Funded Warrant in lieu thereof. Each Pre-Funded Warrant has an exercise price of $0.001 per ordinary share, is immediately exercisable, may be exercised at any time and has no expiration date.

The initial closing of the Private Placement occurred prior to the opening of trading on the Nasdaq Capital Market on November 24, 2025 (the “Initial Closing Date”), and the final closing of the Private Placement occurred after the close of trading on the Nasdaq Capital Market on November 24, 2025 (the “Final Closing Date”).

Registration Rights Agreement

In connection with the Private Placement, we and the Purchasers entered into a Registration Rights Agreement (the “Registration Rights Agreement”), providing for the registration of the ordinary shares issued in the Private Placement and the ordinary shares issuable upon the exercise of the Pre-Funded Warrants for resale on a registration statement (the “Resale Registration Statement”) to be filed by us with the SEC no later than the 30th calendar day following the Final Closing Date. We agreed to use reasonable best efforts to cause the Resale Registration Statement to be declared effective as promptly as possible and to keep the Resale Registration Statement continuously effective until (i) the date on which the Purchasers shall have resold or otherwise disposed of all the securities covered thereby, or (ii) the date on which the securities may be resold by the Purchasers without registration and without regard to any volume or manner-of-sale limitations by reason of Rule 144, without the requirement for us to be in compliance with the current public information requirement under Rule 144 or any other rule of similar effect.

Shareholders Agreement

On the Final Closing Date, we entered into a Shareholders’ Agreement (the “Shareholders’ Agreement”) with certain of the Selling Shareholders (the “Restricted Shareholders”) in connection with the transactions contemplated by the Securities Purchase Agreement. Pursuant to the Shareholders’ Agreement, the Restricted Shareholders agreed that they will not transfer any of the securities acquired under the Securities Purchase Agreement (the “Restricted Securities”) during the period beginning on the date of the Shareholders’ Agreement and expiring (i) with respect to 20% of the Restricted Securities, on the effective date of the Resale Registration Statement and (ii) with respect to the remaining 80% of the Restricted Securities, ratably on a daily basis over the six-month period commencing on the six-month anniversary of such date, subject to customary permitted transfers to certain affiliates and estate-planning vehicles that agree to be bound by the Shareholders’ Agreement.

In addition, in consideration of Sobrinia Ltd.’s (“Sobrinia”) efforts in connection with structuring our digital asset treasury strategy, pursuant to the Shareholders’ Agreement we issued to Sobrinia a five-year warrant to purchase up to an aggregate of 1,750,000 ordinary shares at an exercise price of $1.00 per share (the “Lead Investor Warrants”).

Certain Information About Us In This Prospectus

We were originally incorporated on January 22, 2012 under the laws of the State of Israel as Bioblast Pharma Ltd. On March 26, 2019, we and Enlivex Therapeutics Ltd. (n/k/a Enlivex Therapeutics R&D Ltd., “Enlivex R&D”), consummated a merger transaction whereby Enlivex R&D merged with one of our wholly owned subsidiaries, with Enlivex R&D as the surviving entity in the merger. Upon consummation of the merger, we changed our name to Enlivex Therapeutics Ltd. Our primary operating subsidiary, Enlivex R&D, was originally incorporated in September 2005 under the laws of the State of Israel under the name Tolarex Ltd. In February 2010, Enlivex R&D changed its name to Enlivex Therapeutics Ltd., and, upon consummation of the merger described above, to Enlivex Therapeutics R&D Ltd. In June 2021, Enlivex Therapeutics RDO Ltd. was established in Israel as a wholly owned subsidiary. Our principal executive offices are located at 14 Einstein Street, Ness Ziona, Israel 7403618 and our telephone number is: +972 26208072. Our wholly owned U.S. subsidiary, Enlivex Therapeutics Inc., incorporated in Delaware, has been appointed our agent in the United States, and its registered address is 1811 Silverside Road, Wilmington, Delaware 19810. Our website address is https://www.enlivex.com. The information contained on, or that can be accessed through, our website is not part of this prospectus. We have included our website address herein solely as an inactive textual reference.

We have appointed Cogency Global Inc., which is located at 122 East 42nd Street, 18th Floor, New York, NY 10168, as our agent upon whom process may be served in any action brought against us under the securities laws of the United States with an offering of securities registered by the registration statement of which this prospectus is a part.

The Offering

Resale of Ordinary Shares

Ordinary shares offered by the Selling Shareholders	212,000,000 ordinary shares

Use of Proceeds	We will not receive any of the proceeds from the sale of any ordinary shares offered by this prospectus. All net proceeds from the sale of the ordinary shares covered by this prospectus will go to the Selling Shareholders; however, we will receive $1,891.23 from the exercise of the Pre-Funded Warrants, assuming the Pre-Funded Warrants are exercised in full.

Market for Our Ordinary Shares	Our ordinary shares are listed on the Nasdaq Capital Market, which is the primary exchange for our shares, based on average daily trading volume, and the Tel Aviv Stock Exchange under the symbol “ENLV.”

Risk Factors	Any investment in the ordinary shares offered hereby is speculative and involves a high degree of risk. You should carefully consider the information set forth under “Risk Factors” and elsewhere in this prospectus.

Risk Factors

Investing in our securities involves risks. Before deciding to purchase any of our securities, you should carefully consider the discussion of risks and uncertainties under the heading “Risk Factors” contained in our Annual Report on Form 20-F for the fiscal year ended December 31, 2024, which is incorporated by reference in this prospectus, and under similar headings in our subsequently filed reports on Form 6-K and annual reports on Form 20-F, as well as the other risks and uncertainties described in any applicable prospectus supplement or free writing prospectus and in the other documents incorporated by reference in this prospectus. See the section entitled “Where You Can Find More Information” in this prospectus. The risks and uncertainties we discuss in the documents incorporated by reference in this prospectus are those we currently believe may materially affect our business, prospects, financial condition and results of operation. Additional risks and uncertainties not presently known to us or that we currently believe are immaterial also may materially and adversely affect our business, prospects, financial condition and results of operations.

Cautionary Statement Regarding Forward-Looking Statements

This prospectus contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other U.S. Federal securities laws. These forward-looking statements include, but are not limited to:

●	our expectations with respect to the success of our digital asset treasury strategy;

●	our liquidity and the liquidity of our cryptocurrency holdings;

●	our expectations with respect to cryptocurrency markets development and growth;

●	our expectations regarding the timing of clinical trials with respect to Allocetra™;

●	our expectations regarding the progress of our clinical trials, including the duration, cost and whether such trials will be conducted at all;

●	our intention to successfully complete clinical trials in order to be in a position to submit applications for accelerated regulatory paths in the EU and the United States;

●	the possibility that we will apply in the future for regulatory approval for our current and any future product candidates we may develop, and the costs and timing of such regulatory approvals;

●	the likelihood of regulatory approvals for any product candidate we may develop;

●	the timing, cost or other aspects of the commercial launch of any product candidate we may develop, including the possibility that we will build a commercial infrastructure to support commercialization of our current and any future product candidates we may develop;

●	future sales of our product candidates or any other future products or product candidates;

●	our ability to achieve favorable pricing for our product candidates;

●	the potential for our product candidates to receive orphan drug designations;

●	that any product candidate we develop potentially offers effective solutions for various diseases;

●	whether we will develop any future product candidates internally or through strategic partnerships;

●	our expectations regarding the manufacturing and supply of any product candidate for use in our clinical trials, and the commercial supply of those product candidates;

●	third-party payer reimbursement for our current or any future product candidates;

●	our estimates regarding anticipated expenses, capital requirements and our needs for substantial additional financing;

●	patient market sizes and market adoption of our current or any future product candidates by physicians and patients;

●	completion and receiving favorable results of clinical trials for our product candidates;

●	protection of our intellectual property, including issuance of patents to us by the United States Patent and Trademark Office, and other governmental patent agencies;

●	our intention to pursue marketing and orphan drug exclusivity periods that are available to us under regulatory provisions in certain countries;

●	the development and approval of the use of our current or any future product candidates for any indication;

●	our expectations regarding commercial and pre-commercial activities;

●	our expectations regarding collaborations, licensing, acquisitions, and strategic operations;

●	our liquidity; and

●	the impact of the economic, public health, political and security situation in Israel, the U.S. and other countries in which we may operate or obtain approvals for AllocetraTM and any future product candidates and cryptocurrencies.

In some cases, forward-looking statements are identified by terminology such as “may,” “will,” “could,” “should,” “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” “predicts,” “hope,” “targets,” “potential,” “goal” or “continue” or the negative of these terms or other comparable terminology. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or performance to differ materially from those suggested in such forward-looking statements. These statements are current only as of the date of this prospectus and are subject to known and unknown risks, uncertainties, and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from those suggested in the forward-looking statements. In addition, historic results of scientific research and clinical and preclinical trials do not guarantee that the conclusions of future research or trials would not suggest different conclusions or that historic results referred to in this prospectus or in our Annual Report on Form 20-F for the fiscal year ended December 31, 2024, which is incorporated by reference in this prospectus, would not be interpreted differently in light of additional research, clinical and preclinical trials results. Factors which could cause actual results to differ materially from those indicated by the forward-looking statements include those factors described under the caption “Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2024, which is incorporated by reference in this prospectus, as well as the other risks and uncertainties described in any applicable prospectus supplement or free writing prospectus and in the other documents incorporated by reference in this prospectus. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus.  Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. Except as required by law, we do not intend to (and expressly disclaim any such obligation to) update or revise any of the forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this prospectus.

Capitalization

The following table presents our capitalization as determined in accordance with United States generally accepted accounting principles as of September 30, 2025:

●	on an actual basis; and

●	on an as adjusted basis, to give effect to (i) the adoption at the 2025 Annual General Meeting of Shareholders held on November 17, 2025 of an amendment to our Articles of Association increasing our authorized share capital and (ii) the Private Placement.

This table should be read in conjunction with our financial statements and the notes thereto incorporated by reference herein.

	As of September 30, 2025
	Actual	As Adjusted
	(U.S. dollars in thousands (except share data))
Non-Current Liabilities:
Other long-term Liabilities	426	426
Shareholders’ equity:
Common stock of NIS 0.40 par value:
Authorized: 45,000,000 shares as of September 30, 2025, actual and 500,000,000 as of September 30, 2025, as adjusted; Issued and outstanding: 24,292,833 as of September 30, 2025, actual, and 234,401,601 as of September 30, 2025, as adjusted	$2,760	$28,974
Additional paid in capital	$148,252	$330,237
Accumulated other comprehensive income	$1,101	$1,101
Accumulated deficit	$(134,632)	$(134,632)
Total shareholders’ equity	$17,481	$225,680
Total capitalization	$17,907	$226,106

The as adjusted column in the table above is based on 234,401,601 ordinary shares outstanding as of September 30, 2025, after giving effect to the Private Placement, excludes:

●	2,870,556 options held by our employees, directors and consultants to purchase ordinary shares under our equity compensation plans at a weighted average exercise price of $5.38 per share, of which 2,396,405 options were exercisable as of September 30, 3025, at a weighted average exercise price of $5.40 per share as of September 30, 2025;

●	1,045,398 ordinary shares issuable upon vesting of RSUs held by our employees and directors under the 2019 Plan as of September 30, 2025;

●	2,176,424 ordinary shares available for future issuance under the 2019 Plan as of September 30, 2025;

●	7,622,359 ordinary shares issuable upon exercise of warrants at a weighted average exercise price of $1.98 per share as of September 30, 2025;

●	1,891,232 Pre-Funded Warrant Shares issuable upon exercise of the Pre-Funded Warrants issued in the Private Placement; and

●	1,750,000 ordinary shares issuable upon exercise of the Lead Investor Warrants.

Use of Proceeds

We will not receive any of the proceeds from the sale of any ordinary shares offered by this prospectus. All net proceeds from the sale of the ordinary shares covered by this prospectus will go to the Selling Shareholders; however, we will receive $1,891.23 from the exercise of the Pre-Funded Warrants, assuming the Pre-Funded Warrants are exercised in full.

We will bear all fees and expenses incident to our obligation to register the ordinary shares being offered for resale hereunder by the Selling Shareholders.

Description of Ordinary Shares

General

This prospectus describes the general terms of our ordinary shares, which description is qualified in its entirety by reference to applicable Israeli law and the terms and provisions contained in our amended and restated articles of association. When we offer to sell ordinary shares, we will describe the specific terms of such offering in a supplement to this prospectus. Accordingly, for a description of the terms of a particular offering of our ordinary shares, you must refer to both this prospectus and the applicable prospectus supplement. To the extent the information contained in the prospectus supplement differs from this summary description, you should rely on the information contained in the prospectus supplement.

Under our amended and restated articles of association, the total number of shares of all classes of stock that we have authority to issue is 500,000,000 ordinary shares with a par value of NIS 0.40 per share. As of December 15, 2025, there were 237,381,498 ordinary shares outstanding.

Rights, Preferences, Restrictions of Shares and Shareholders Meetings

●	General. Our share capital is NIS 200,000,000 divided into 500,000,000 ordinary shares with a nominal value of NIS 0.40 each. Our ordinary shares may be certificated or uncertificated, subject to the Companies Law.

●	Voting. The ordinary shares do not have cumulative voting rights in the election of directors. As a result, the holders of ordinary shares that represent more than 50% of the voting power have the power to elect all the members of our board of directors the (“Board of Directors”).

●	Dividend and liquidation rights. Our Board of Directors may declare a dividend to be paid to the holders of our ordinary shares according to their rights and interests in our profits and may fix the record date for eligibility and the time for payment, subject to the Israeli Companies Law 5759 1999 (the “Companies Law”). No unpaid dividend shall bear interest as against us. Our Board of Directors may determine that a dividend may be paid, wholly or partially, by the distribution of certain of our assets or by a distribution of paid up shares, debentures or debenture stock or any of our securities or of any other companies or in any one or more of such ways in the manner and to the extent permitted by the Companies Law. Our ordinary shares entitle each owner thereof to an equal right to participate in the distribution of our surplus assets in the event of our liquidation in accordance with the proportionate nominal value of the shares held thereby.

●	Transfer of shares; record dates. Fully paid up ordinary shares may be freely transferred pursuant to our amended and restated articles of association unless such transfer is restricted or prohibited by another instrument or securities laws. Each shareholder who would be entitled to attend and vote at a general meeting of shareholders is entitled to receive notice of any such meeting. For purposes of determining the shareholders entitled to notice and to vote at such meeting, the Board of Directors will fix a record date.

●	Voting; annual general and extraordinary meetings. Subject to any rights or restrictions for the time being attached to any class or classes of shares, each shareholder shall have one vote for each share of which he, she or it is the holder. Our amended and restated articles of association do not permit cumulative voting and it is not mandated by Israeli law. Votes may be given either personally or by proxy. A proxy need not be a shareholder. If any shareholder is without legal capacity, he may vote by means of a trustee or a legal custodian, who may vote either personally or by proxy. If two or more persons are jointly entitled to a share then, in voting upon any question, the vote of the person whose name is registered first in the registry of shareholders as the owner of that share shall be accepted, whether in person or by proxy, and he, she or it is shall be entitled to vote such share.

●	Quorum for general meeting. The quorum required for our general meetings of shareholders consists of at least two shareholders present in person, by proxy or written ballot who holds or represent between them at least one-third of the total outstanding voting rights. A meeting adjourned for lack of a quorum is generally adjourned to the same day in the following week at the same time and place or to a later time/date if so specified in the summons or notice of the meeting. At the reconvened meeting, any two or more shareholders present in person or by proxy shall constitute a lawful quorum.

●	Notice of general meeting. Under the Companies Law, shareholder meetings generally require prior notice of not less than 21 days or, with respect to certain matters, such as election of directors and affiliated party transactions, not less than 35 days. Only shareholders of record as reflected on our share register at the close of business on the date fixed by the Board of Directors as the record date determining the then shareholders who will be entitled to vote, shall be entitled to notice of, and to vote, in person or by proxy, at a general meeting and any postponement or adjournment thereof.

●	Annual; agenda; calling a general meeting. An annual general meeting of shareholders is required to be held at least once in every calendar year (not later than 15 months after the holding of the last preceding annual general meeting), at such time and place as may be determined by the Board of Directors. At a general meeting, decisions shall be adopted only on matters that were specified on the agenda. The Board of Directors is obligated to call an extraordinary general meeting of the shareholders upon a written request in accordance with the Companies Law. The Companies Law provides that an extraordinary general meeting of shareholder may be called by the Board of Directors or by a request of two directors or 25% of the directors in office, or by shareholders holding at least 5% of the issued share capital of the company and at least 1% of the voting rights, or by shareholders holding at least 5% of the voting rights of the company.

●	Majority vote. Except as otherwise provided in the amended and restated articles of association or the Companies Law, any resolution at a general meeting shall be deemed adopted if approved by the holders of a majority of our voting rights represented at the meeting in person or by proxy and voting thereon. In the case of an equality of votes, the chairman of the meeting shall not be entitled to a casting vote.

●	Discrimination against shareholders. There are no discriminating provisions in our amended and restated articles of association, against any existing or prospective holders of our ordinary shares as a result of a shareholder holding a substantial number of ordinary shares.

Modification of Class Rights

If, at any time, the share capital is divided into different classes of shares, the rights attached to any class (unless otherwise provided by the terms of issuance of the shares of that class) may be varied with the consent in writing of the holders of all the issued shares of that class, or with the sanction of a majority vote at a meeting of the shareholders passed at a separate meeting of the holders of the shares of that class. The provisions of our amended and restated articles of association relating to general meetings shall apply, mutatis mutandis, to every such separate class meeting.

Unless otherwise provided by the conditions of issuance, the enlargement of an existing class of shares, or the issuance of additional shares thereof, shall not be deemed to modify or abrogate the rights attached to the previously issued shares of such class or of any other class. These conditions provide for the minimum shareholder approvals permitted by the Companies Law.

Restrictions on Shareholders Rights to Own Securities

Our amended and restated articles of association and the laws of the State of Israel do not restrict in any way the ownership or voting or our shares by non-residents of Israel, except with respect to subjects of countries which are in a state of war with Israel.

Securities Register

We are registered with the Israeli Registrar of Companies. Our registration number is 51-471648-9. Our amended and restated articles of association provide that we may engage in any type of lawful business.

Board of Directors

The Companies Law requires that certain transactions, actions and arrangements be approved as provided for in a company’s articles of association and in certain circumstances by the Company’s Audit Committee or the Company’s Compensation Committee, by the Board of Directors itself and by the shareholders. The vote required by the Audit Committee, Compensation Committee and the Board of Directors for approval of such matters, in each case, is a majority of the disinterested directors participating in a duly convened meeting. If, however, a majority of the members participating in such meeting have a personal interest in the approval of such matter, then all directors may participate in the discussions and the voting on approval thereof and in such case the matter shall be subject to further shareholder approval.

The Companies Law requires that an office holder promptly disclose to the Company any personal interest that he or she may have and all related material information or documents relating to any existing or proposed transaction by the Company. An interested office holder’s disclosure must be made promptly and in any event no later than the first meeting of the Board of Directors at which the transaction is considered. An office holder is not obliged to disclose such information if the personal interest of the office holder derives solely from the personal interest of his or her relative in a transaction that is not considered as an extraordinary transaction.

The term “personal interest” is defined under the Companies Law to include the personal interest of a person in an action or in the business of a company, including the personal interest of such person’s relative or the interest of any corporation in which the person is an interested party, but excluding a personal interest stemming solely from the fact of holding shares in such company. A personal interest furthermore includes the personal interest of a person for whom the office holder holds a voting proxy or the interest of the office holder with respect to his or her vote on behalf of the shareholder for whom he or she holds a proxy even if such shareholder itself has no personal interest in the approval of the matter.

Under the Companies Law, an extraordinary transaction is defined as any of the following:

●	a transaction other than in the ordinary course of business;

●	a transaction that is not on market terms; or

●	a transaction that may have a material impact on a company’s profitability, assets or liabilities.

If it is determined that an office holder has a personal interest in a transaction that is not an extraordinary transaction, approval by the board of directors is required for the transaction, unless the company’s articles of association provide for a different method of approval. Approval first by the company’s Audit Committee and subsequently by the board of directors is required for an extraordinary transaction in which an office holder has a personal interest. Further, so long as an office holder has disclosed his or her personal interest in a transaction, the board of directors may approve an action by the office holder that would otherwise be deemed a breach of duty of loyalty. However, a company may not approve a transaction or action that is adverse to the company’s interest or that is not performed by the office holder in good faith. Arrangements regarding the compensation, indemnification or insurance of an office holder require the approval of the Compensation Committee, board of directors and, in certain circumstances, the shareholders, in that order.

Pursuant to Israeli law, the disclosure requirements regarding personal interests that apply to directors and executive officers also apply to a controlling shareholder of a public company. In the context of a transaction involving a controlling shareholder or an officer who is a controlling shareholder of the company, a controlling shareholder also includes any shareholder who holds 25% or more of the voting rights if no other shareholder holds more than 50% of the voting rights. Two or more shareholders with a personal interest in the approval of the same transaction are deemed to be a single shareholder and may be deemed a controlling shareholder for the purpose of approving such transaction. Extraordinary transactions, including private placement transactions, with a controlling shareholder or in which a controlling shareholder has a personal interest, and engagements with a controlling shareholder or his or her relative, directly or indirectly, including through a corporation in his or her control, require the approval of the Audit Committee, the Board of Directors and the shareholders of the company, in that order. In addition, the shareholder approval must fulfill one of the following requirements:

●	at least a majority of the shares held by shareholders who do not have a personal interest in the transaction and who are present and voting, in person, by proxy or by voting deed at the meeting, are voted in favor of the transaction (excluding abstentions); or

●	the votes of shareholders who have no personal interest in the transaction and who are present and voting, in person, by proxy or by voting deed at the meeting, and who vote against the transaction may not represent more than two percent (2%) of the voting rights of the company.

To the extent that any such transaction with a controlling shareholder is for a period extending beyond three years, approval is required once every three years, unless the Audit Committee determines that the duration of the transaction is reasonable given the circumstances related thereto.

Arrangements regarding the terms of engagement and compensation of a controlling shareholder who is an office holder, and the terms of employment of a controlling shareholder who is an employee of the company, require the approval of the Compensation Committee, Board of Directors and, generally, the shareholders (by the same special majority described above), in that order.

Pursuant to Israeli law, a director who has a personal interest in an extraordinary transaction which is brought for discussion before our Board of Directors or our Audit Committee shall neither vote in nor attend discussions concerning the approval of such transaction. If the director did vote or attend as aforesaid, the approval given to the aforesaid activity or arrangement will be invalid.

Our amended and restated articles of association provide that, subject to the Companies Law, our Board of Directors may delegate its authority, in whole or in part, to such committees of the Board of Directors as it deems appropriate, and it may from time to time revoke such delegation. To the extent permitted by the Companies Law, our Board of Directors may from time to time confer upon and delegate to a President, Chief Executive Officer, Chief Operating Officer or other executive officer then holding office, such authorities and duties of the Board of Directors as it deems fit, and they may delegate such authorities and duties for such period and for such purposes and subject to such conditions and restrictions which they consider in our best interests, without waiving the authorities of the Board of Directors with respect thereto.

Arrangements regarding compensation of directors require the approval of our Compensation Committee, our Board of Directors and the shareholders.

Acquisitions under Israeli Law

Full tender offer

A person wishing to acquire shares of an Israeli public company and who would as a result hold over 90% of the target company’s issued and outstanding share capital or of the issued and outstanding share capital of a certain class of shares is required by the Companies Law to make a tender offer to all of the company’s shareholders for the purchase of all of the issued and outstanding shares of the company or of all of the issued and outstanding shares of the same class.

If the shareholders who do not respond to or do not accept the offer hold less than 5% of the issued and outstanding share capital of the company or of the applicable class of the shares, and more than half of the shareholders who do not have a personal interest in the offer accept the offer, all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law. However, a tender offer also will be accepted if the shareholders who do not accept it hold less than 2% of the issued and outstanding share capital of the company or of the applicable class of the shares.

Upon a successful completion of such a full tender offer, any shareholder that was an offeree in such tender offer, whether such shareholder accepted the tender offer or not, may, within six months from the date of acceptance of the tender offer, petition the Israeli court to determine whether the tender offer was for less than fair value and that the fair value should be paid as determined by the court. However, under certain conditions, the offeror may include in the terms of the tender offer that an offeree who accepted the offer will not be entitled to petition the Israeli court as described above.

If (a) the shareholders who did not respond or accept the tender offer hold at least 5% of the issued and outstanding share capital of the company or of the applicable class or the shareholders who accept the offer constitute less than a majority of the offerees that do not have a personal interest in the acceptance of the tender offer, or (b) the shareholders who did not accept the tender offer hold 2% or more of the issued and outstanding share capital of the company (or of the applicable class), the acquirer may not acquire shares of the company that will increase its holdings to more than 90% of the company’s issued and outstanding share capital or of the applicable class from shareholders who accepted the tender offer.

Special tender offer

The Companies Law provides that an acquisition of shares of an Israeli public company must be made by means of a special tender offer if as a result of the acquisition the purchaser would become a holder of at least 25% of the voting rights in the company. This rule does not apply if there is already another holder of at least 25% of the voting rights in the company.

Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a special tender offer if as a result of the acquisition the purchaser would become a holder of more than 45% of the voting rights in the company, if there is no other shareholder of the company who holds more than 45% of the voting rights in the company.

These requirements do not apply if the acquisition (i) occurs in the context of a private offering, on the condition that the shareholders meeting approved the acquisition as a private offering whose purpose is to give the acquirer at least 25% of the voting rights in the company if there is no person who holds at least 25% of the voting rights in the company, or as a private offering whose purpose is to give the acquirer 45% of the voting rights in the company, if there is no person who holds 45% of the voting rights in the company; (ii) was from a shareholder holding at least 25% of the voting rights in the company and resulted in the acquirer becoming a holder of at least 25% of the voting rights in the company; or (iii) was from a holder of more than 45% of the voting rights in the company and resulted in the acquirer becoming a holder of more than 45% of the voting rights in the company.

The special tender offer may be consummated only if (i) at least 5% of the voting power attached to the company’s outstanding shares will be acquired by the offeror and (ii) the special tender offer is accepted by a majority of the votes of those offerees who gave notice of their position in respect of the offer; in counting the votes of offerees, the votes of a holder of control in the offeror, a person who has personal interest in acceptance of the special tender offer, a holder of at least 25% of the voting rights in the company, or any person acting on their or on the offeror’s behalf, including their relatives or companies under their control, are not taken into account.

In the event that a special tender offer is made, a company’s board of directors is required to express its opinion on the advisability of the offer or shall abstain from expressing any such opinion if it is unable to do so, provided that it gives the reasons for its abstention.

An office holder in a target company who, in his or her capacity as an office holder, performs an action the purpose of which is to cause the failure of an existing or foreseeable special tender offer or is to impair the chances of its acceptance, is liable to the potential purchaser and shareholders for damages resulting from his acts, unless such office holder acted in good faith and had reasonable grounds to believe he or she was acting for the benefit of the company. However, office holders of the target company may negotiate with the potential purchaser in order to improve the terms of the special tender offer, and may further negotiate with third parties in order to obtain a competing offer.

If a special tender offer was accepted by a majority of the shareholders who announced their stand on such offer, then shareholders who did not respond to the special offer or had objected to the special tender offer may accept the offer within four days of the last day set for the acceptance of the offer.

In the event that a special tender offer is accepted, then the purchaser or any person or entity controlling it and any corporation controlled by them shall refrain from making a subsequent tender offer for the purchase of shares of the target company and may not execute a merger with the target company for a period of one year from the date of the offer, unless the purchaser or such person or entity undertook to effect such an offer or merger in the initial special tender offer.

Merger

The Companies Law permits merger transactions if approved by each party’s Board of Directors and, unless certain requirements described under the Companies Law are met, a majority of each party’s shareholders, by a majority of each party’s shares that are voted on the proposed merger at a shareholders’ meeting.

The Board of Directors of a merging company is required pursuant to the Companies Law to discuss and determine whether in its opinion there exists a reasonable concern that as a result of a proposed merger, the surviving company will not be able to satisfy its obligations towards its creditors, taking into account the financial condition of the merging companies. If the Board of Directors has determined that such a concern exists, it may not approve a proposed merger. Following the approval of the Board of Directors of each of the merging companies, the Boards of Directors must jointly prepare a merger proposal for submission to the Israeli Registrar of Companies.

For purposes of the shareholder vote, unless a court rules otherwise, the merger will not be deemed approved if a majority of the shares represented at the shareholders meeting that are held by parties other than the other party to the merger, or by any person who holds 25% or more of the outstanding shares or the right to appoint 25% or more of the directors of the other party, vote against the merger.

If the transaction would have been approved but for the separate approval of each class of shares or the exclusion of the votes of certain shareholders as provided above, a court may still rule that the company has approved the merger upon the request of holders of at least 25% of the voting rights of a company, if the court holds that the merger is fair and reasonable, taking into account the appraisal of the merging companies’ value and the consideration offered to the shareholders.

Under the Companies Law, each merging company must send a copy of the merger proposal to its secured creditors. Unsecured creditors are entitled to receive notice of the merger, as provided by the regulations promulgated under the Companies Law. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of the target company. The court may also give instructions in order to secure the rights of creditors.

In addition, a merger may not be completed unless at least 50 days have passed from the date that a proposal for approval of the merger was filed with the Israeli Registrar of Companies and 30 days from the date that shareholder approval of both merging companies was obtained.

Potential Issues that Could Delay a Merger

Certain provisions of Israeli corporate and tax law may have the effect of delaying, preventing or making more difficult any merger or acquisition of us.

Requirement of Disclosure of Shareholder Ownership

There are no provisions of our amended and restated articles of association governing the ownership threshold above which shareholder ownership must be disclosed. We are subject, however, to U.S. securities rules that require beneficial owners of more than 5% of our ordinary shares to make certain filings with the SEC.

Changes in Capital

Our amended and restated articles of association do not impose any conditions governing changes in capital that are more stringent than required by the Companies Law.

Listing

Our ordinary shares are listed on the Nasdaq Capital Market, which is the primary exchange for our shares based on average daily trading volume, under the symbol “ENLV” and on the Tel Aviv Stock Exchange under the symbol “ENLV.”

Selling Shareholders

The ordinary shares being offered by the Selling Shareholders are those previously issued to the Selling Shareholders, or those issuable to certain of the Selling Shareholders upon exercise of the Pre-Funded Warrants. For additional information regarding the issuances of those ordinary shares, see the section of this prospectus titled “Prospectus Summary—Recent Developments.” We are registering the ordinary shares in order to permit the Selling Shareholders to offer the ordinary shares for resale from time to time.

Information About the Selling Shareholders.

The following table sets forth, based on information provided to us by or on behalf of the Selling Shareholders or known to us, the names of the Selling Shareholders and the number of ordinary shares beneficially owned by the Selling Shareholders before and after this offering.

The table below lists the Selling Shareholders and other information regarding the beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations thereunder) of the ordinary shares held by each of the Selling Shareholders.

The Selling Shareholders are not obligated to sell any ordinary shares. The Selling Shareholders may sell all, some or none of ordinary shares covered by this prospectus in this offering. See “Plan of Distribution.” The beneficial ownership of the Selling Shareholders in the table below is based upon 237,381,498 ordinary shares outstanding as of December 15, 2025.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if such person possesses sole or shared voting or investment power over that security, including derivative securities, such as options and warrants, that are currently exercisable or become exercisable within 60 days. In computing the number of shares beneficially owned by a particular Selling Shareholder and the percentage ownership of that Selling Shareholder in the table below, all ordinary shares subject to options and warrants held by such Selling Shareholder were deemed outstanding if such securities are currently exercisable or become exercisable within 60 days following of December 15, 2025. These ordinary shares were not deemed outstanding, however, for the purpose of computing the percentage ownership of any other Selling Shareholder.

A Selling Shareholder may not exercise the Pre-Funded Warrants to the extent such exercise would result in such Selling Shareholder, together with its affiliates and attribution parties, beneficially owning a number of ordinary shares that exceeds 9.99% of our then outstanding ordinary shares following such exercise. The number of shares in the first and third columns do not reflect this limitation.

Unless otherwise noted, the business address of each of these shareholders is c/o Enlivex Therapeutics Ltd., 14 Einstein Street, Nes Ziona, Israel 7403618

Name of Selling Shareholder	Number of Ordinary Shares Owned Prior to Offering	Percentage of Ordinary Shares Owned Before the Offering	Maximum Number of Ordinary Shares to be Sold Pursuant to this Prospectus	Number of Ordinary Shares Owned After the Offering	Percentage of Ordinary Shares Owned After the Offering
Alfa LTD	23,000,000	9.69%	23,000,000	—	*
Barak Avramov	11,000,000	4.63%	11,000,000	—	*
Forestown Trade Limited	21,000,000	8.85%	21,000,000	—	*
Gems Foundation	23,500,000	9.90%	23,500,000	—	*
Heaven Consulting Corp	23,000,000	9.69%	23,000,000	—	*
Hirokado Kohji	1,000,000	0.42%	1,000,000	—	*
Sobrinia LTD(1)	26,250,000	9.99%	24,500,000	1,750,000	*
SpinCycle Creative LTD	21,000,000	8.85%	21,000,000	—	*
Tirim LTD	18,000,000	7.58%	18,000,000	—	*
Token Factory(2)	24,000,000	9.99%	24,000,000	—	*
UrsaTrading SA	22,000,000	9.27%	22,000,000	—	*

*	Represents	beneficial ownership of less than one percent of our ordinary shares outstanding.

(1)	Consists of (i) 23,304,384 ordinary shares, (ii) 1,195,616 ordinary shares issuable upon the exercise of Pre-Funded Warrants and (iii) 1,750,000 ordinary shares issuable upon the exercise of the Lead Investor Warrants.
(2)	Consists of (i) 23,304,384 ordinary shares and (ii) 695,616 ordinary shares issuable upon the exercise of Pre-Funded Warrants.

Relationships with the Selling Shareholders

The Selling Shareholders have not had any material relationships with our officers, directors, or affiliates over the past three years, except (i) for the ownership of the ordinary shares and the Pre-Funded Warrants, (ii) as described in the section of this prospectus titled “Prospectus Summary—Recent Developments,” and (iii) as described in this section and in the table and footnotes above.

Taxation

The material Israeli and U.S. federal income tax consequences relating to the purchase, ownership and disposition of any of the securities offered by this prospectus is incorporated by reference from our Annual Report on Form 20-F for the year ended December 31, 2024 and any superseding disclosure contained in our subsequent public filings with the SEC.

Plan of Distribution

Each Selling Shareholder and any of their pledgees, donees, transferees, assignees, and other successors-in-interest may, from time to time, sell any or all of their securities covered hereby on the principal trading market or any other stock exchange, market or trading facility on which the Securities are traded or in private transactions. These sales may be at fixed or negotiated prices. The Selling Shareholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. Such sales may be made on one or more exchanges or in the over-the-counter market or otherwise, at prices and under terms then prevailing or at prices related to the then current market price or in negotiated transactions. The Selling Shareholders reserve the right to accept and, together with their respective agents, to reject, any proposed purchase of securities to be made directly or through agents. The Selling Shareholders and any permitted transferees may sell their securities offered by this prospectus on any stock exchange, market or trading facility on which the securities are traded or in private transactions. A Selling Shareholder may use any one or more of the following methods when selling securities:

●	through brokers or dealers (who may act as agent or principal and who may receive compensation in the form of discounts, concessions or commissions from such Selling Shareholders, the purchaser or such other persons who may be effecting such sales, which discounts, concessions or commissions as to any particular broker or dealer may be in excess of those customary to the types of transactions involved) for resale to the public or to institutional investors at various times;

●	through negotiated transactions, including, but not limited to, block trades in which the broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

●	through purchases by a broker or dealer as principal and resale by that broker or dealer for its account;

●	on any national securities exchange or quotation service on which the shares may be listed or quoted at the time of sale at market prices prevailing at the time of sale, at prices related to such prevailing market prices, or at negotiated prices;

●	in privately negotiated transactions other than exchange or quotation service transactions;

●	short sales, purchases or sales of put, call or other types of options, forward delivery contracts, swaps, offerings of structured equity-linked securities or other derivative transactions or securities;

●	hedging transactions, including, but not limited to:

●	transactions with a broker-dealer or its affiliate, whereby the broker-dealer or its affiliate will engage in short sales of shares and may use shares held by such selling shareholder to close out its short position;

●	options or other types of transactions that require the delivery of shares to a broker- dealer or an affiliate thereof, who will then resell or transfer the shares; or

●	loans or pledges of shares to a broker-dealer or an affiliate, who may sell the loaned shares or, in an event of default in the case of a pledge, sell the pledged shares;

●	through offerings of securities exercisable, convertible or exchangeable for shares, including, without limitation, securities issued by trusts, investment companies or other entities;

●	offerings directly to one or more purchasers, including institutional investors;

●	through ordinary brokerage transactions and transactions in which a broker solicits purchasers;

●	through distribution to the security holders of the Selling Shareholders;

●	by pledge to secure debts and other obligations;

●	through a combination of any such methods of sale; or

●	through any other method permitted under applicable law.

The Selling Shareholders may also sell securities under Rule 144 or any other exemption from registration under the Securities Act, if available, rather than under this prospectus.

There can be no assurance that any Selling Shareholder will sell any or all of the Ordinary Shares registered pursuant to the registration statement of which this prospectus forms a part.

In addition, a Selling Shareholder that is an entity may elect to make an in-kind distribution of securities to its members, partners or stockholders pursuant to the registration statement of which this prospectus is a part by delivering a prospectus with a plan of distribution. Such members, partners or stockholders would thereby receive freely tradeable securities pursuant to the distribution through a registration statement. To the extent a distributee is an affiliate of ours (or to the extent otherwise required by law), we may file a prospectus supplement in order to permit the distributees to use the prospectus to resell the securities acquired in the distribution.

The Selling Shareholders also may transfer the securities in other circumstances, in which case the transferees, pledgees or other successors-in-interest will be the selling beneficial owners for purposes of this prospectus. Upon being notified by the Selling Shareholders that a donee, pledgee, transferee, other successor-in-interest intends to sell our securities, we will, to the extent required, promptly file a supplement to this prospectus to name specifically such person as a Selling Shareholder.

Broker-dealers engaged by the Selling Shareholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Selling Shareholders (or, if any broker-dealer acts as agent for the purchaser of securities, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with FINRA Rule 2121; and in the case of a principal transaction a markup or markdown in compliance with FINRA Rule 2121.

In connection with the sale of the securities or interests therein, the Selling Shareholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the securities in the course of hedging the positions they assume. The Selling Shareholders may also sell securities short and deliver these securities to close out their short positions, or loan or pledge the securities to broker-dealers that in turn may sell these securities. The Selling Shareholders may also enter into option or other transactions with broker- dealers or other financial institutions or create one or more derivative securities which require the delivery to such broker-dealer or other financial institution of securities offered by this prospectus, which securities such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The Selling Shareholders and any broker-dealers or agents that are involved in selling the securities may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the securities purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each Selling Shareholder has informed the Company that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the securities.

We are required to pay certain fees and expenses incurred by the Company incident to the registration of the Securities. The Company has agreed to indemnify the Selling Shareholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act. The Company shall not be responsible for any of the Selling Shareholders’ selling costs incurred pursuant to any available method provided hereunder for selling securities.

We are obligated to maintain the effectiveness of this registration statement until all of the ordinary shares registered pursuant to it (i) have been sold, hereunder or pursuant to Rule 144, or (ii) may be sold without volume or manner-of-sale restrictions pursuant to Rule 144 and without the requirement for us to be in compliance with the current public information requirement under Rule 144. The resale securities will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale securities covered hereby may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale securities may not simultaneously engage in market making activities with respect to the Ordinary Shares for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the Selling Shareholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of the Ordinary Shares by the Selling Shareholders or any other person. We will make copies of this prospectus available to the Selling Shareholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

Expenses

The following table sets forth the expenses (other than underwriting discounts and commissions or agency fees and other items constituting underwriters’ or agents’ compensation, if any) expected to be incurred by us in connection with a possible offering of securities registered under this registration statement.

SEC Registration Fee	$24,300.08
Legal Fees and Expenses	$35,000.00
Accounting Fees and Expenses	$15,000.00
Printing Expenses	$2,500
Total	$76,800.08

Legal Matters

The validity of the securities offered hereby will be passed upon for us by FISCHER (FBC & Co.), Tel Aviv, Israel. Certain matters of U.S. federal law will be passed upon for us by Greenberg Traurig, P.A., Miami, Florida.

Experts

Our consolidated financial statements included in our Annual Report on Form 20-F for the year ended December 31, 2024 are incorporated herein by reference in reliance on the report of Yarel + Partners, an independent registered public accounting firm, given on the authority of such firm as an expert in accounting and auditing.

Enforceability of Civil Liabilities

We are incorporated under the laws of the State of Israel. Service of process upon us and upon our directors and officers and any Israeli experts named in this registration statement, most of whom reside outside of the United States, may be difficult to obtain within the United States. Furthermore, because substantially all of our assets and most of our directors and officers are located outside of the United States, any judgment obtained in the United States against us or certain of our directors and officers may be difficult to collect within the United States.

We have been informed by our legal counsel in Israel, FISCHER (FBC & Co.), that it may be difficult to assert U.S. securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of U.S. securities laws on the grounds that Israel is not the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact by expert witnesses which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law.

Subject to specified time limitations and legal procedures, Israeli courts may enforce a United States judgment in a civil matter which (subject to limited exceptions) is non-appealable, including a judgment based upon the civil liability provisions of the Securities Act or the Exchange Act and including a monetary or compensatory judgment in a non-civil matter, provided that, among other things:

●	the judgment was rendered by a court which was, according to the laws of the state of the court, competent to render the judgment;

●	the obligation imposed by the judgment is enforceable according to the rules relating to the enforceability of judgments in Israel and the substance of the judgment is not contrary to public policy; and

●	the judgment is executory in the state in which it was given.

Even if these conditions are met, an Israeli court may not declare a foreign civil judgment enforceable if:

●	the judgment was given in a state whose laws do not provide for the enforcement of judgments of Israeli courts (subject to exceptional cases);

●	the enforcement of the judgment is likely to prejudice the sovereignty or security of the State of Israel;

●	the judgment was obtained by fraud;

●	the opportunity given to the defendant to bring its arguments and evidence before the court was not reasonable in the opinion of the Israeli court;

●	the judgment was rendered by a court not competent to render such judgement according to the laws of private international law as they apply in Israel;

●	the judgment is contradictory to another judgment that was rendered in the same matter between the same parties and that is still valid; or

●	at the time the action was brought in the foreign court, a lawsuit in the same matter and between the same parties was pending before a court or tribunal in Israel.

If a foreign judgment is enforced by an Israeli court, it generally will be payable in Israeli currency, which can then be converted into non-Israeli currency and transferred out of Israel. The usual practice in an action before an Israeli court to recover an amount in a non-Israeli currency is for the Israeli court to issue a judgment for the equivalent amount in Israeli currency at the rate of exchange in force on the date of the judgment, but the judgment debtor may make payment in foreign currency. Pending collection, the amount of the judgment of an Israeli court stated in Israeli currency ordinarily will be linked to the Israeli consumer price index plus interest at the annual statutory rate set by Israeli regulations prevailing at the time. Judgment creditors must bear the risk of unfavorable exchange rates.

Where You Can Find More Information

We file annual reports on Form 20-F, reports on Form 6-K, and other information with the SEC under the Exchange Act. The SEC maintains an Internet site that contains reports and other information that we file electronically with the SEC and which are available at the SEC’s website at http://www.sec.gov. In addition, we maintain an Internet website at www.enlivex.com. Information contained on, or accessible through, our website is not incorporated into or made a part of this prospectus or the registration statement of which this prospectus forms a part.

This prospectus is part of a registration statement on Form F-3 that we filed with the SEC to register the securities to be offered hereby and does not contain all the information set forth or incorporated by reference in the registration statement. You may obtain the registration statement and exhibits to the registration statement from the SEC at the address listed above or from the SEC’s website listed above.

Incorporation of Certain Documents by Reference

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update, modify and supersede this information. We incorporate by reference the following documents we have filed with the SEC:

●	Annual Report on Form 20-F for the year ended December 31, 2024, filed with the SEC on April 30, 2025;

●	Current Reports on Form 6-K, furnished to the SEC on May 30, 2025, August 18, 2025 (two reports), August 29, 2025, November 14, 2025, November 18, 2025, November 24, 2025 (two reports), November 26, 2025 and December 18, 2025; and

●	Registration Statement on Form 8-A (File No. 001-36578), filed with the SEC on July 28, 2014, in which there is described the terms, rights and provisions applicable to our ordinary shares, including any amendment or report filed for the purpose of updating such description, including the description of ordinary shares filed as Exhibit 2.1 to our Annual Report on Form 20-F for the year ended December 31, 2023, filed with the SEC on April 30, 2024.

All annual reports on Form 20-F we file with the SEC pursuant to the Exchange Act after the date of this prospectus and prior to termination or expiration of this registration statement shall be deemed incorporated by reference into this prospectus and to be part hereof from the date of filing of such documents. We may incorporate by reference any Form 6-K subsequently submitted to the SEC by identifying in such Form 6-K that it is being incorporated by reference into this prospectus (including any such Form 6-K that we submit to the SEC after the date of the filing of the registration statement of which this prospectus forms a part and prior to the date of effectiveness of such registration statement).

Any statements made in this prospectus or in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document that is also incorporated or deemed to be incorporated by reference in this prospectus modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

We will provide without charge to each person, including any shareholder, to whom a prospectus is delivered, upon written or oral request of that person, a copy of any and all of the information incorporated by reference into this prospectus. Please direct requests to us at the following address:

Enlivex Therapeutics Ltd.

Attention: Shachar Shlosberger

14 Einstein Street

Nes Ziona

Israel 7403618

Tel: +972.2.6708072

Exhibits to the filings will not be sent, however, unless those exhibits have specifically been incorporated by reference in such filings.

ENLIVEX THERAPEUTICS LTD.

212,000,000 Ordinary Shares

PROSPECTUS